Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010
(212) 325-2000

December 23, 2014

David Beaning
Lulu Cheng
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credit Suisse First Boston Mortgage Securities Corp. Registration on Form S-3 File No. 333-199921

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Credit Suisse First Boston Mortgage Securities Corp. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on December 29, 2014 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CSMC Shelf Acceleration Request

Very truly yours,

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By:	/s/ Charles Lee
Name: Charles Lee
Title: Authorized Signatory

cc:           Patrick T. Quinn
Cadwalader, Wickersham & Taft LLP

CSMC Shelf Acceleration Request